Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July, 2005

                              CONVERIUM HOLDING AG
                 ----------------------------------------------
                 (Translation of registrant's name into English)
                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ---------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X        Form 40-F
                                      ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes      No X
                                       ---     ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                           Converium Holding Ltd, Zug


Zug, Switzerland - August 9, 2005 - Converium produces a positive result in the second quarter of 2005.

   o For the second quarter of 2005 Converium reports income before taxes of US$ 49.2 million, pre-tax operating income(1) of US$ 60.7 million and net income of US$ 70.8 million. All business segments contributed to the quarter's positive result.

   o The encouraging result reflects a solid technical underwriting performance, supported by the absence of any major catastrophic events, and a strong total investment result. Net income further increased as a result of an income tax benefit.

   o Prior year loss reserves have remained stable. For three consecutive quarters there were only minor loss reserve movements.

   o Converium remains confident about the economic profitability of its ongoing business. The non-life combined ratio, excluding an administration expense ratio of 8.8%, was 93.6%. This is a satisfactory result given the large share of proportional and medium- to long-tail business in Converium's portfolio.

   o Converium's results are only partially reflective of the cost reduction measures initiated in March 2005. Their effect continues to be offset by costs resulting from staff retention plans and expenses which Converium considers vital investments to facilitate a fast rebound.

   o In the second quarter Converium generated a total investment result of US$ 86.8 million, resulting in an average annualized total investment income yield (pre-tax) of 4.3% on average total invested assets of US$ 8,070.9 million.

Terry Clarke, CEO, said: "I am very pleased that Converium has swung back to a positive result in the second quarter of 2005. We have seen a favorable development of prior year loss reserves for both the ongoing and the run-off operation. For the third consecutive quarter, prior year reserve movements have been minor. In addition, our ongoing operations, which continue to be affected by a temporarily inflated cost base, remain profitable."

Mr. Clarke added: "I am confident that the second quarter marks a turning point on our way to full recovery. We now start to reap the benefits from the relentless efforts of our staff to put Converium back on track."


(1) Pre-tax operating income (loss) is defined as income (loss) before taxes excluding net realized capital gains (losses), impairment of goodwill, amortization of intangible assets and restructuring costs.


Second quarter 2005 key metrics

   o        Gross premiums written:                           US$ 362.0 million
   o        Income before taxes:                              US$ 49.2 million
   o        Pre-tax operating income:                         US$ 60.7 million
   o        Net income:                                       US$ 70.8 million
   o        Segment income(2) of ongoing operations:          US$ 74.1 million
   o        Segment income(2) of run-off operation:           US$ 6.9 million
   o        Ongoing non-life combined ratio:                  102.4%
   o        Ongoing non-life administration expense ratio:    8.8%
   o        Average annualized total investment income
             yield (pre-tax):                                 4.3%


First half 2005 key metrics

   o        Gross premiums written:                          US$ 1,079.5 million
   o        Loss before taxes:                               US$ -16.4 million
   o        Pre-tax operating income:                        US$ 12.9 million
   o        Net income:                                      US$ 9.0 million
   o        Segment income(2) of ongoing operations:         US$ 53.1 million
   o        Segment income(2) of run-off operation:          US$ 2.3 million
   o        Ongoing non-life combined ratio:                 108.9%
   o        Ongoing non-life administration expense ratio:   7.2%
   o        Average annualized total investment income
             yield (pre-tax):                                4.1%
   o        Shareholders' equity:                            US$ 1,648.2 million


Overview of second quarter/first half of 2005 performance and short-term outlook


Converium produces a positive result

For the second quarter of 2005 Converium reported an income before taxes of US$
49.2 million, a pre-tax operating income of US$ 60.7 million and a net income of US$ 70.8 million as compared to a loss before taxes of US$ 381.9 million, a pre-tax operating loss of US$ 299.6 million and a net loss of US$ 660.0 million in the same period of 2004. For the first half of 2005 this translates into a loss before taxes of US$ 16.4 million, pre-tax operating income of US$ 12.9 million and net income of US$ 9.0 million. This compares with a loss before taxes of US$ 295.5 million, a pre-tax operating loss of US$ 221.7 million and a net loss of US$ 594.3 million for the same period of 2004.

The decrease in gross premiums written, net premiums written, and net premiums earned in the second quarter of 2005 (by 64.8%, 65.1% and 39.3% compared to the same period in 2004) reflects the reduction in business volume caused by the placement of Converium Reinsurance (North America) Inc. (CRNA) into orderly run-off in 2004 and the impact of the ratings downgrades which prompted clients to cancel their business or reduce their shares with Converium. Despite the decrease in premiums, there was still some growth in the Agribusiness, Aviation and Accident & Health lines of business resulting from increased shares in existing business and new client relationships.

In addition, due to the seasonality involved with the renewal of its business in different markets, Converium generally records the largest share of its premium volume in the first quarter of a given year and approximately half of its annual premium volume by the end of the second quarter of a given year.


(2) Segment income (loss) is defined as net premiums earned plus total investment results minus losses, loss adjustment expenses and life benefits, underwriting acquisition costs and other operating and administration expenses.


Satisfactory results of ongoing business segments

The non-life combined ratio for Converium's ongoing operations was 102.4% (including an administration expense ratio of 8.8%) for the second quarter of 2005 compared to 108.7% in the same period of 2004. For the first half of 2005 and 2004 the non-life combined ratio for the ongoing operations was 108.9% (including an administration expense ratio of 7.2%) and 100.7%, respectively. This is a satisfactory result as almost two-thirds of Converium's ongoing portfolio consist of medium- and long-tail business and therefore generate substantial investment income over time. In addition, Converium's mix of business has shifted from non-proportional to proportional business which generally carries higher underwriting expenses.

Converium is also pleased about the broad-based character of its profitable quarter. All business segments made a positive contribution to the bottom-line in the second quarter. The Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance segments reported a segment income of US$
32.5 million, US$ 41.3 million and US$ 0.3 million, respectively.

The Run-Off segment recorded segment income of US$ 6.9 million for the second quarter supported by net positive development of prior years' loss reserves. As of June 30, 2005 Converium has not yet concluded and legally bound further material commutations with its cedents. The Company is vigorously executing its commutation strategy and reiterates its target to commute or otherwise settle CRNA's liabilities of approximately US$ 500 million in 2005.

Favorable loss reserve developments

In the second quarter of 2005 Converium recorded net positive development of prior years' loss reserves of US$ 6.7 million, including a net positive development of US$ 3.1 million in the Run-Off segment. This compares with net strengthening of prior years' loss reserves of US$ 387.7 million in the same period of 2004. For the first half of 2005 the Company recorded net strengthening of prior years' loss reserves of US$ 3.7 million as compared to net strengthening of US$ 430.7 million in the first half of 2004.

Converium is pleased about the second quarter 2005 being the third consecutive quarter with only minor prior year loss reserve developments. Converium believes this outcome to reflect the adequacy of prior years' loss reserve actions.


Strong total investment result

In the second quarter of 2005 Converium generated total investment results of US$ 86.8 million or an average annualized total investment income yield (pre-tax) of 4.3%. Investments continued to perform strongly as compared to the same period of 2004, reflecting a moderate growth in average total invested assets, including cash and cash equivalents as well as an allocation shift from equity securities to fixed income securities in mid-2004. Converium's asset mix is now characterized by a higher allocation to relatively high-yielding fixed income securities. In addition, Converium benefited from higher investment income generated by business written on a funds withheld basis.

In the second quarter of 2005, net realized capital losses amounted to US$ 1.0 million as compared to net realized capital gains of US$ 12.5 million in the same period of 2004 that were driven by the sale of certain equity investments to adjust Converium's asset allocation with the objective of reducing investment risk during 2004.


Cost base affected by timing of cost management measures and vital investments to facilitate the Company's rebound

In the second quarter of 2005, the administration expense ratio for the ongoing non-life business was 8.8% as compared to 4.6% in the same period of 2004. Other operating and administration expenses for the Company were US$ 50.2 million, a decrease of US$ 4.5 million compared to the same period of 2004 and a decrease of US$ 6.7 million compared to the first quarter of 2005.

The economics of Converium's ongoing operations continue to be masked by the Company's relatively high administration expense base. At this point in time, the administration expenses are only partially reflective of the strict cost management measures initiated in March 2005. These measures are expected to show effect by the end of 2005. In addition, the expense base and accordingly the ongoing non-life combined ratio carry the cost of staff retention plans.


Furthermore, Converium incurs certain expenses which it considers crucial investments in order to be able to rapidly capitalize on the restoration of its financial strength ratings which are expected for 2006, and to accelerate the recovery of its market position.


Net income increased as a result of an income tax benefit

Converium recorded an income tax benefit of US$ 21.6 million and US$ 25.4 million for the second quarter and the first half of 2005, respectively. Over the past year, Converium has established a full valuation allowance against existing tax losses carried forward in its primary locations, resulting in minimal current income tax expense relating to pre-tax income. Therefore tax benefits and expenses are primarily driven by the development of existing deferred tax assets and liabilities, which are established to reflect differences in the tax accounting rules of local jurisdictions and US GAAP accounting.

In the second quarter of 2005, Converium's income tax benefit resulted from the reduction of deferred acquisition costs (DAC), caused by the decline in its overall non-life premium volume, as well as certain timing differences related to the recognition of investment gains and losses.


Encouraging July 1 renewals

For Converium's ongoing non-life operations approximately 7% of the in-force portfolio was up for renewal in July. The main renewal areas were Latin America and the Caribbean. The Company retained almost two-thirds of the renewable business. In ratings-sensitive lines of business (e.g. Aviation) and geographical markets (Australia), Converium recorded, as expected, a major decline in renewed business volume. In Latin America, however, about 75% of the renewable business was successfully retained. In the Middle East region Converium even increased premium volume. Overall, this outcome is in line with expectations. Converium therefore continues to believe that its US$ 2 billion gross premiums written target for the 2005 calendar year is achievable.


Short-term outlook: Continued implementation of Converium's roadmap to recovery

Converium will continue to focus on the systematic implementation of its roadmap to recovery:

   o Operate as a stand-alone entity: The outcome of the July renewals confirms the trend established by the January and April renewals. Converium's franchise continues to prove resilient and viable.

   o Right-size the organization: Converium is committed to strict cost management in view of the reduced top-line. The Company continues to target administration expenses for its ongoing operations at a ratio of 6.5% of net premiums written in 2006, which includes certain investments vital for a swift rebound of the Company.

   o Achieve a better financial strength rating: Converium's management is in regular contact with the rating agencies. Restoring their confidence based on a stable financial performance remains a key corporate priority.

   o Implement future business strategies: Encouraged by the robustness of its franchise, Converium will enter the upcoming January 2006 renewal negotiations with the self-confidence of a knowledge-based, client-centric and nimble multi-line reinsurer offering a clear geographic focus.

   o Successfully manage the run-off of CRNA: The Company remains committed to reducing legacy exposure from the US business in a way that meets the interests of shareholders. Converium will continue to diligently pursue commutations, look into the option of selling CRNA and constantly evaluate any other options for extracting maximum value for shareholders from the US business.


Business development

Standard Property & Casualty Reinsurance reported segment income of US$ 32.5 million for the second quarter and US$ 34.9 million for the first half of 2005, compared to US$ 22.0 million and US$ 69.0 million for the same periods of 2004, respectively. The segment results were primarily attributable to a solid underwriting performance, supported by net positive development of prior years' loss reserves of US$ 3.3 million in the first half of 2005 and to the absence of major catastrophic events in the second quarter of 2005.

For the second quarter of 2005, the segment recorded a net strengthening of prior years' loss reserves of US$ 6.9 million, primarily related to a strengthening within the Motor line of business (US$ 17.9 million), which was partially offset by positive development within the Property line of business (US$ 17.6 million). The development in Property business includes a strengthening of US$ 4.4 million related to the US / Caribbean hurricanes that occurred in late 2004. For the second quarter 2005, the loss ratio remained relatively flat as compared to the same period of 2004. The impact of winter storm Erwin, which resulted in net pre-tax losses in the amount of US$ 32.5 million during the first quarter of 2005, added 7.7 percentage points to the loss ratio for the first half of 2005.

The combined ratio was 120.7% (including an administration expense ratio of 28.6%) for the second quarter of 2005 and 105.0% (including an administration expense ratio of 7.0%) for the first half of 2005, compared to 103.6% and 97.1% for the same periods of 2004, respectively.

In the second quarter of 2005, gross premiums written decreased 83.2% to US$
47.9 million, net premiums written declined 83.0% to US$ 43.3 million (representing approximately 13.1% of total net premiums written) and net premiums earned decreased 46.5% to US$ 178.9 million, compared to the same period of 2004. In the first half of 2005, gross premiums written dropped 49.9% to US$ 460.4 million, net premiums written decreased 47.8% to US$ 446.2 million (representing approximately 43.1% of total net premiums written), and net premiums earned declined 40.4% to US$ 420.9 million, compared to the same period of 2004. The premium volume in 2005 was impacted by the ratings downgrades that occurred in 2004, which resulted in clients canceling their business or reducing their shares with Converium. In addition, due to the seasonality involved with the renewal of its business in different markets, Converium generally records the largest share of its premium volume in the first quarter of a given year and approximately half of the annual premium volume by the end of the second quarter of a given year. In the first half of 2005, the reduction in net premiums written by line of business included:

o Motor, which decreased by 60.7% or US$ 195.1 million to US$ 126.5 million;

o Property, which declined by 14.1% or US$ 42.9 million to US$ 262.0 million;

o General Third Party Liability, which dropped by 76.7% or US$ 147.9 million to US$ 44.5 million, also due to revisions to premium estimates on our London Market North America and United Kingdom book of business; and

o Personal accident business assumed from non-life insurers, which decreased by 54.7% or US$ 14.1 million to US$ 11.7 million.


Specialty Lines reported a segment income of US$ 41.3 million for the second quarter and US$ 11.7 million for the first half of 2005, compared to a segment loss of US$ 10.6 million and segment income US$ 37.4 million for the same periods of 2004, respectively. The segment results were primarily attributable to a solid underwriting performance, supported by net positive development of prior years' loss reserves of US$ 10.5 million in the second quarter of 2005, which was primarily driven by positive development within the Aviation line of business (US$ 19.5 million) and partially offset by net strengthening within other lines of business of the segment. For the first half of 2005, Converium recorded net positive development of prior years' loss reserves of US$ 6.4 million. The segment result also benefited from the absence of major catastrophic events in the second quarter of 2005.

The result for the first half of 2005 has also been affected by the commutation of certain retrocession contracts, which had a negative impact on losses of US$
38.7 million during the first quarter of 2005. For the second quarter the combined ratio was 99.6% (including an administration expense ratio of 5.1%) and 111.6% (including an administration expense ratio of 7.4%) for the first half of 2005, compared to 115.1% and 105.1% for the same periods of 2004, respectively.


In the second quarter of 2005, gross premiums written decreased 34.1% to US$
247.3 million, net premiums written declined 33.9% to US$ 229.5 million (representing approximately 69.3% of total net premiums written) and net premiums earned increased 9.0% to US$ 327.3 million, compared to the same period of 2004. In the first half of 2005, gross premiums written decreased 44.4% to US$ 401.8 million, net premiums written declined 42.6% to US$ 384.9 million (representing approximately 37.2% of total net premiums written), and net premiums earned increased 6.4% to US$ 619.7 million, compared to the same period of 2004. The premium volume in 2005 was impacted by the ratings downgrades that occurred in 2004, which resulted in clients canceling their business or reducing their shares with Converium.

In the first half of 2005, the reduction in net premiums written by line of business included:

   o     Aviation & Space,  which decreased by 31.5% or US$ 59.8 million to US$
         129.9 million;

   o Credit & Surety, which dropped by 69.2% or US$ 69.4 million to US$ 30.9 million;

   o Professional Liability and other Special Liability, which decreased by 45.5% or US$ 97.6 million to US$ 116.8 million;

   o Engineering, which fell by 39.6% or US$ 29.6 million to US$ 45.2 million;

   o Marine & Energy, which decreased by 25.8% or US$ 13.9 million to US$ 40.0 million; and

   o Workers' Compensation, which declined by 97.3% or US$ 33.2 million to US$ 0.9 million.

These decreases were offset by an increase in net premiums written in the Agribusiness line of business, which grew by US$ 4.2 million to US$ 21.2 million. Additionally, in Specialty Lines, Converium successfully renewed the significant business with its strategic partner, the Medical Defence Union
(MDU).


Life & Health Reinsurance reported a segment income of US$ 0.3 million for the second quarter and US$ 6.5 million for the first half of 2005, compared to US$
1.9 million and US$ 3.4 million for the same periods of 2004, respectively. The technical result was US$ 1.5 million for the second quarter of 2005 and US$ 8.1 million for the first half of 2005, compared to US$ 4.1 million and US$ 5.4 million for the same periods in 2004, respectively. It is defined as net premiums earned minus losses, loss adjustment expenses and life benefits minus underwriting acquisition costs plus technical interest.

The decrease in segment income and technical result for the second quarter of 2005 was primarily driven by Converium's decision to non-renew two large contracts as well as updated cedent information pertaining to our European and Latin American markets.

The increased segment income in the first half of 2005 was primarily attributable to the expansion of existing reinsurance transactions in Continental Europe but was partially offset by negative loss development of US$
1.5 million in the first quarter of 2005 related to the tsunami that occurred in late 2004.

In the second quarter of 2005, gross premiums written decreased 16.0% to US$
59.3 million, net premiums written fell 2.6% to US$ 55.7 million (representing approximately 16.8% of total net premiums written), and net premiums earned decreased 11.4% to US$ 74.1 million, compared to the same period of 2004. For the first half of 2005, gross premiums written decreased 7.1% to US$ 176.4 million, net premiums written increased 0.7% to US$ 169.5 million (representing approximately 16.4% of total net premiums written), and net premiums earned increased 2.6% to US$ 155.2 million, compared to the same period of 2004.

In the first half of 2005, the growth of net premiums written in the Life & Health Reinsurance segment primarily occurred in Life and Disability reinsurance, which increased by 8.5% or US$ 10.3 million to US$ 132.2 million, and is largely reflective of the expansion of existing reinsurance transactions as well new business being written. This increase was offset by a decrease of 4.9% or US$ 2.0 million in net premiums written to US$ 38.5 million in the Accident and Health line of business due to the cancellation of contracts where the overall performance was not in-line with Converium's profitability targets as well as to the impact of the ratings downgrades that occurred in 2004.


The Run-Off segment represents all non-life and life business originating from CRNA and Converium Insurance (North America) Inc., excluding the US-originated aviation business portfolio. The Run-Off segment reported a segment income of US$ 6.9 million for the second quarter and US$ 2.3 million for the first half of 2005, compared to US$ -289.6 million and US$ -284.2 million for the same periods of 2004, respectively. In the second quarter of 2005 the segment recorded US$
3.1 million of net positive development of prior years' loss reserves, which resulted in net strengthening of prior years' loss reserves of US$ 13.3 million in the first half of 2005. In the second quarter of 2004 the Run-Off segment strengthened its prior years' loss reserves by US$ 331.3 million, primarily within the Professional Liability and other Special Liability and General Third Party Liability lines of business, which resulted in US$ 397.4 million of net reserve strengthening of prior years' loss reserves in the first half of 2004.


The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as other expenses not allocated to the operating segments. The Corporate Center reported costs of US$ 11.8 million for the second quarter and US$ 19.0 million for the first half of 2005, compared to US$ 7.4 million and US$
17.1 million for the same periods of 2004, respectively. The increase in the first half of 2005 as compared to the same period of 2004 was due to increased consulting fees related to Converium's organizational and operational restructuring.



                                  * * * * * * *



Converium has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however continue to provide investors with perspectives on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.


Enquiries:

Esther Gerster                               Zuzana Drozd
Head of Public Relations                     Head of Investor Relations

esther.gerster@converium.com                 zuzana.drozd@converium.com

Phone:         +41 (0) 44 639 90 22          Phone:         +41 (0) 44 639 91 20
Fax:           +41 (0) 44 639 70 22          Fax:           +41 (0) 44 639 71 20


About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 20 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.


Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ` seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the reinsurance market, the Company's operating results, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission and New York's Attorney General; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations , and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com


-------------------------------------------------------------------- ------------------------- ------------------------
Financial highlights: Income statement                                  Three months ended        Six months ended
                                                                             June 30,                 June 30,
In US$ million, unless noted                                             2005         2004         2005        2004
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
Gross premiums written                                                      362.0      1,027.6     1,079.5      2,411.2
- change (%)                                                               -64.8%                   -55.2%
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
Net premiums written                                                        330.9        948.8     1,035.8      2,247.4
- change (%)                                                               -65.1%                   -53.9%
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
Net premiums earned                                                         612.8      1,009.9     1,301.6      2,002.9
- change (%)                                                               -39.3%                   -35.0%
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
Ongoing non-life loss ratio(3)                                              73.4%        82.3%       80.6%        75.9%
- change in percentage points                                             -8.9pts                  +4.7pts
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
Ongoing non-life underwriting expense ratio(4)                              20.2%        21.8%       21.1%        21.2%
- change in percentage points                                             -1.6pts                  -0.1pts
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
Ongoing non-life administration expense ratio(5)                             8.8%         4.6%        7.2%         3.6%
- change in percentage points                                             +4.2pts                  +3.6pts
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
Ongoing non-life combined ratio(6)                                         102.4%       108.7%      108.9%       100.7%
- change in percentage points                                             -6.3pts                  +8.2pts
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
Life & Health technical result(7)                                             1.5          4.1         8.1          5.4
- change (%)                                                               -63.4%                   +50.0%
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
Total investment results(8)                                                  86.8         89.2       168.3        171.0
- change (%)                                                                -2.7%                    -1.6%
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
Average annualized total investment income yield (pre tax)(9)                4.3%         4.5%        4.1%         4.3%
- change in percentage points
                                                                          -0.2pts                  -0.2pts
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
Pre-tax operating income (loss) (10)                                         60.7       -299.6        12.9       -221.7
- change (%)                                                                 n.m.                     n.m.
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
Net income (loss)                                                            70.8       -660.0         9.0       -594.3
- change (%)                                                                 n.m.                     n.m.
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
Earnings (loss)  per share (US$)                                             0.48        -8.32        0.06        -7.49
- change (%)                                                                 n.m.      (rest.)        n.m.      (rest.)
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
-------------------------------------------------------------------- ------------ ------------ ----------- ------------
Annualized return on shareholders' equity(11)                               17.9%         n.m.        1.1%       -57.1%
- change in percentage points                                                n.m.                     n.m.
-------------------------------------------------------------------- ------------ ------------ ----------- ------------

(3)  Ongoing  non-life loss ratio is defined as ongoing  non-life losses and loss adjustment  expenses  divided by ongoing non-life net premiums earned.
(4)  Ongoing non-life  underwriting  expense ratio is defined as ongoing non-life  underwriting  acquisition costs divided by ongoing non-life net premiums earned.
(5)  Ongoing  non-life   administration  expense  ratio  is  defined  as  ongoing  other  non-life  operating  and administration expenses divided by ongoing non-life net premiums written.
(6)  Ongoing  non-life  combined ratio is defined as ongoing non-life loss ratio (to premiums earned) plus ongoing non-life  underwriting  expense ratio (to premiums earned) plus ongoing non-life  administration  expense ratio (to premiums written).
(7)  Life & Health  technical  result is defined as Life & Health net premiums  earned minus Life & Health losses, loss adjustment  expenses and life benefits minus Life & Health  underwriting  acquisition costs plus Life & Health technical interests.
(8)  Total investment results are defined as net investment income plus net realized capital (losses) gains.
(9)  Average  annualized  total investment  income yield (pre-tax) is defined as total investment  results divided by average total invested assets (including cash and cash equivalents), annualized.
(10) Pre-tax  operating  income  (loss) is defined as income (loss)  before taxes  excluding net realized  capital
     (losses) gains, impairment of goodwill, amortization of intangible assets and restructuring costs.
(11) Annualized  return  on equity  is  defined  as net  income  (loss)  divided  by  shareholders'  equity at the beginning of the period.


  ------------------------------------------------------------------------------------------ ------------ -------------
  Financial highlights: Balance sheet                                                          June 30,      Dec. 31,

  In US$ million, unless noted                                                                   2005          2004
  ------------------------------------------------------------------------------------------ ------------ -------------
  ------------------------------------------------------------------------------------------ ------------ -------------
  Total invested assets plus cash and cash equivalents                                           7,966.8       8,469.3
  - change compared to December 2004                                                               -5.9%
  ------------------------------------------------------------------------------------------ ------------ -------------
  ------------------------------------------------------------------------------------------ ------------ -------------
  Claims supporting capital(12)                                                                  2,039.4       2,111.3
  - change compared to December 2004                                                               -3.4%
  ------------------------------------------------------------------------------------------ ------------ -------------
  ------------------------------------------------------------------------------------------ ------------ -------------
  Shareholders' equity                                                                           1,648.2       1,720.2
  - change compared to December 2004                                                               -4.2%
  ------------------------------------------------------------------------------------------ ------------ -------------
  ------------------------------------------------------------------------------------------ ------------ -------------
  Book value per share (US$)(13)                                                                   11.26         11.76
  - change (%)                                                                                     -4.3%
  ------------------------------------------------------------------------------------------ ------------ -------------
  ------------------------------------------------------------------------------------------ ------------ -------------
  Book value per share (CHF)                                                                       14.43         13.37
  - change (%)                                                                                     +7.9%
  ------------------------------------------------------------------------------------------ ------------ -------------

  ----------------------------------------------------------------- ------------------------ --------------------------
  Financial highlights: Investment results                             Three months ended         Six months ended
                                                                            June 30,                 June 30,
  In US$ million, unless noted                                           2005        2004         2005          2004
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  Investment income - Fixed maturities                                     62.1        47.8        116.0          94.0
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  Investment income - Equity securities                                     2.7         7.1          3.9           9.2
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  Investment income - Funds Withheld Asset                                 16.2        19.0         33.1          39.3
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  Investment income - other, net of expenses                                6.8         2.8         17.0           6.8
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  Net investment income                                                    87.8        76.7        170.0         149.3
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  Average annualized net investment income yield                           4.4%        3.8%         4.1%          3.8%
  (pre-tax)
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------

  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  Net realized capital (losses) gains                                      -1.0        12.5         -1.7          21.7
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  Total investment results                                                 86.8        89.2        168.3         171.0
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  Average annualized total investment income yield                         4.3%        4.5%         4.1%          4.3%
  (pre-tax)
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------


  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  Change in net unrealized gains (losses) (pre-tax)                        81.9      -139.2         27.7         -76.9
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  Total investment return (pre-tax)                                       168.7       -50.0        196.0          94.1
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  Average annualized total investment return (pre-tax)                     8.4%       -2.5%         4.8%          2.4%
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------
  Average total invested assets (including cash and cash                8,070.9     7,964.5      8,218.1       7,868.0
  equivalents)
  ----------------------------------------------------------------- ------------ ----------- ------------ -------------

(12)  Claims supporting capital is defined as total shareholders' equity plus debt.
(13)  Reflects the impacts of the rights offering that occurred in October 2004.


  ------------------------------------------------------------------ ------------------------- -------------------------
  Consolidated statements of income (Unaudited)                         Three months ended            Six months
                                                                             June 30,                   ended
                                                                                                       June 30,
  In US$ million, unless noted                                           2005         2004         2005         2004
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------

  Revenues
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Gross premiums written                                                    362.0      1,027.6      1,079.5    2,411.2
  - change (%)                                                             -64.8%                    -55.2%
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Less ceded premiums written                                               -31.1        -78.8        -43.7     -163.8
  - change (%)                                                             -60.5%                    -73.3%
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Net premiums written                                                      330.9        948.8      1,035.8    2,247.4
  - change (%)                                                             -65.1%                    -53.9%
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Net change in unearned premiums                                           281.9         61.1        265.8     -244.5
  - change (%)                                                             361.4%                      n.m.
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Net premiums earned                                                       612.8      1,009.9      1,301.6    2,002.9
  - change (%)                                                             -39.3%                    -35.0%
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Net investment income                                                      87.8         76.7        170.0      149.3
  - change (%)                                                              14.5%                     14.5%
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Net realized capital (losses) gains                                        -1.0         12.5         -1.7       21.7
  - change (%)                                                               n.m.                      n.m.
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Other (loss) income                                                        -1.5          5.4         -9.3        8.1
  - change (%)                                                               n.m.                      n.m.
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Total revenues                                                            698.1      1,104.5      1,460.6    2,182.0
  - change (%)                                                             -36.7%                    -33.0%
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Benefits, losses and expenses
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Losses, loss adjustment expenses and life benefits                     -449.3     -1,103.8       -1,035.1     -1,824.7
  - change (%)                                                           -59.3%                      -43.3%
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Underwriting acquisition costs                                          -130.9      -224.3         -291.3       -433.4
  - change (%)                                                              n.m.                     -32.8%
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Other operating and administration expenses                              -50.2       -54.7         -107.1       -107.3
  - change (%)                                                             -8.2%                      -0.2%
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Interest expense                                                          -8.0        -8.8          -15.9        -16.6
  - change (%)                                                             -9.1%                      -4.2%
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Impairment of goodwill                                                      -        -94.0              -        -94.0
  - change (%)                                                             n.m.                        n.m.
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Amortization of intangible assets                                        -7.0         -0.8          -14.0         -1.5
  - change (%)                                                             n.m.                        n.m.
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Restructuring costs                                                      -3.5            -          -13.6            -
  - change (%)                                                             n.m.                        n.m.
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Total benefits, losses and expenses                                     -648.9     -1,486.4      -1,477.0     -2,477.5
  - change (%)                                                            -56.3%                     -40.4%
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Income (loss) before taxes                                                49.2      -381.9          -16.4       -295.5
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Income tax benefit (expense)                                              21.6       -278.1          25.4      -298.8
  - change (%)                                                              n.m.                       n.m.
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Net income (loss)                                                         70.8      -660.0            9.0       -594.3
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Basic earnings (loss) per share (US$)                                     0.48  -8.32(rest)          0.06 -7.49(rest.)
  - change (%)                                                              n.m.                       n.m.
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------
  Pre-tax operating income (loss)                                           60.7      -299.6           12.9       -221.7
  ------------------------------------------------------------------ ------------ ------------ ------------ ------------

   In the second quarter of 2005, Converium refined its chart of accounts to enhance the presentation of the line items within its financial statements. Certain reclassifications have been made to prior year amounts to conform tocurrent year's presentation.


  ---------------------------------------------------------------------------------------------------------------------
  Consolidated balance sheets                                                               June 30,      Dec. 31,
                                                                                               2005          2004
  In US$ million, unless noted                                                             (unaudited)
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
  Invested assets
  ---------------------------------------------------------------------------------------------------------------------
  Held-to-maturity securities:
  Fixed maturities                                                                                819.9         850.4
  ---------------------------------------------------------------------------------------------------------------------
  Available-for-sale securities:
         Fixed maturities                                                                       4,951.1       4,834.8
         Equity securities                                                                        419.4         399.4
  ---------------------------------------------------------------------------------------------------------------------
  Other investments                                                                               254.3         281.4
  ---------------------------------------------------------------------------------------------------------------------
  Short-term investments                                                                           81.5         117.3
  ---------------------------------------------------------------------------------------------------------------------
  Total investments                                                                             6,526.2       6,483.3
  ---------------------------------------------------------------------------------------------------------------------
  Funds Withheld Asset                                                                          1,159.2       1,305.1
  ---------------------------------------------------------------------------------------------------------------------
  Total invested assets                                                                         7,685.4       7,788.4
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
  Other assets
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents                                                                       281.4         680.9
  ---------------------------------------------------------------------------------------------------------------------
  Premiums receivables:
         Current                                                                                  331.9         416.5
         Accrued                                                                                1,279.0       1,729.0
  ---------------------------------------------------------------------------------------------------------------------
  Reserves for unearned premiums, retro                                                            83.6         111.6
  ---------------------------------------------------------------------------------------------------------------------
  Reinsurance assets:
         Underwriting reserves                                                                    940.8       1,226.2
         Insurance balances receivable                                                            390.9         233.5
  ---------------------------------------------------------------------------------------------------------------------
  Funds held by reinsureds                                                                      1,609.4       1,721.3
  ---------------------------------------------------------------------------------------------------------------------
  Non-risk transfer reinsurance assets                                                            139.1         137.0
  ---------------------------------------------------------------------------------------------------------------------
  Deferred policy acquisition costs                                                               334.7         484.7
  ---------------------------------------------------------------------------------------------------------------------
  Deferred income taxes                                                                            70.2          78.3
  ---------------------------------------------------------------------------------------------------------------------
  Other assets                                                                                    346.3         335.4
  ---------------------------------------------------------------------------------------------------------------------
  Total assets                                                                                 13,492.7      14,942.8
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
  Liabilities
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
  Reinsurance liabilities
  ---------------------------------------------------------------------------------------------------------------------
         Loss and loss adjustment expenses, gross                                               8,266.8       8,915.6
  ---------------------------------------------------------------------------------------------------------------------
         Future life benefits, gross                                                              398.9         407.1
  ---------------------------------------------------------------------------------------------------------------------
         Reinsurance balance payable                                                              528.8         919.4
  ---------------------------------------------------------------------------------------------------------------------
  Reserves for unearned premiums, gross                                                           971.8       1,312.3
  ---------------------------------------------------------------------------------------------------------------------
  Other reinsurance liabilities                                                                   173.2         110.4
  ---------------------------------------------------------------------------------------------------------------------
  Funds held under reinsurance contracts                                                          445.8         379.3
  ---------------------------------------------------------------------------------------------------------------------
  Non-risk transfer reinsurance liabilities                                                       311.3         348.5
  ---------------------------------------------------------------------------------------------------------------------
  Deferred income taxes                                                                           145.0         157.2
  ---------------------------------------------------------------------------------------------------------------------
  Accrued expenses and other liabilities                                                          211.7         281.7
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
  Debt                                                                                            391.2         391.1
  ---------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                            11,844.5      13,222.6
  ---------------------------------------------------------------------------------------------------------------------


  ---------------------------------------------------------------------------------------------------------------------
   Consolidated balance sheets                                                              June 30,      Dec. 31,
                                                                                               2005          2004
   In US$ million, unless noted                                                            (unaudited)
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
   Equity
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
   Common stock                                                                                   554.9         554.9
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
   Additional paid-in capital                                                                   1,423.1       1,430.6
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
   Treasury stock                                                                                  -2.0          -7.7
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
   Unearned stock compensation                                                                     -4.4          -7.5
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
   Total accumulated other comprehensive income:                                                  221.8         304.1
  ---------------------------------------------------------------------------------------------------------------------
   Accumulated other comprehensive income                                                          -5.6          -6.7
  ---------------------------------------------------------------------------------------------------------------------
         Net unrealized gains on investments, net of taxes                                        101.1         116.7
  ---------------------------------------------------------------------------------------------------------------------
         Cumulative translation adjustments                                                       126.3         194.1
  ---------------------------------------------------------------------------------------------------------------------
         Retained deficit                                                                        -545.2        -554.2
  ---------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                                   1,648.2       1,720.2
  ---------------------------------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                                                  13,492.7      14,942.8
  ---------------------------------------------------------------------------------------------------------------------

   In the second quarter of 2005, Converium refined its chart of accounts to enhance the presentation of the line items within its financial statements. Certain reclassifications have been made to prior year amounts to conform to current year's presentation.


  ---------------------------------------------------------------------------------------------------------------------
  Consolidated statements of cash flows                                                           Six months ended
  (Unaudited)                                                                                         June 30,

  In US$ million, unless noted                                                                    2005         2004
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                                                    9.0      -594.3
  ---------------------------------------------------------------------------------------------------------------------
         Net realized capital losses (gains) on investments                                            1.7       -21.7
         Amortization of premium/discount                                                             27.4        28.7
         Depreciation and amortization                                                                21.8        12.2
         Deferred income tax benefit                                                                  -8.5           -
         Impairment of goodwill and deferred tax assets                                                  -       363.8
  ---------------------------------------------------------------------------------------------------------------------
  Total adjustments                                                                                   42.4       383.0
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
         Deferred policy acquisition costs                                                           117.0       -43.9
         Reinsurance assets                                                                          115.8       102.6
         Reserves for unearned premiums, retro                                                        26.2        28.0
         Funds held by reinsureds                                                                     -8.0      -204.6
         Funds Withheld Asset                                                                         80.4       157.0
         Premiums receivable                                                                         321.7      -272.7
         Non-risk transfer reinsurance assets                                                         -2.1           -
         Unearned premiums, gross                                                                   -284.1       219.5
         Losses and loss adjustment expenses, gross                                                 -322.4       707.8
         Future life benefits, gross                                                                  19.2        21.1
         Reinsurance balances payable                                                               -225.7       187.8
         Funds held under reinsurance contracts                                                       90.5       -41.0
         Other reinsurance liabilities                                                                70.5       -90.7
         Non-risk transfer reinsurance liabilities                                                    -2.2        -9.7
         Income taxes, net                                                                               -       -10.2
         Net change in all other operational assets and liabilities                                  -85.8       -97.2
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
  Total changes in operational assets and liabilities                                                -89.0       653.8
  ---------------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------
  Cash (used in) provided by operating activities                                                    -37.6       442.5
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
         Purchases of fixed maturities held-to-maturity                                                  -       -92.7
         Proceeds from sales and maturities of fixed maturities available-for-sale                 1,859.1     1,629.2
         Purchases of fixed maturities available-for-sale                                         -2,280.9    -1,994.8
  ---------------------------------------------------------------------------------------------------------------------
  Cash flows from investing activities (fixed maturities)                                           -421.8      -458.3
  ---------------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------
         Proceeds from sales of equity securities                                                     26.6       449.2
         Purchases of equity securities                                                              -50.6      -520.9
  ---------------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------
  Cash flows from investing activities (equity securities)                                           -24.0       -71.7
  ---------------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------
         Net decrease (increase) in short-term investments                                            59.4        -9.1
         Proceeds from sales of other assets                                                           9.4        23.1
         Purchases of other assets                                                                   -28.9       -51.6
  ---------------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------
  Cash flows from investing activities (other)                                                        39.9       -37.6
  ---------------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------
  Net cash used in investing activities                                                             -405.9      -567.6
  ---------------------------------------------------------------------------------------------------------------------
         Purchases of common shares                                                                   -1.5        -4.9
         Dividends to shareholders                                                                       -       -47.9
  ---------------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                                                               -1.5       -52.8
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash and cash equivalents                                        45.5         2.6
  ---------------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------
  Change in cash and cash equivalents                                                               -399.5      -175.3
  ---------------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------
  Cash and cash equivalents as of January 1                                                          680.9       255.5
  ---------------------------------------------------------------------------------------------------------------------
  ---------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents as of June 30                                                            281.4        80.2
  ---------------------------------------------------------------------------------------------------------------------

   In the second quarter of 2005, Converium refined its chart of accounts to enhance the presentation of the line items within its financial statements. Certain reclassifications have been made to prior year amounts to conform to current year's presentation.


   ---------------------------------------------------------------------------------------------------------------------
    Segments                                   Three months ended       Change        Six months ended        Change
    (Unaudited)                                     June 30,                              June 30,
    In US$ million, unless noted                2005         2004         (%)         2005        2004         (%)
   ---------------------------------------------------------------------------------------------------------------------
    Standard Property & Casualty Reinsurance
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Gross premiums written                          47.9        284.5       -83.2        460.4      918.4         -49.9
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Net premiums written                            43.3        255.7       -83.1        446.2      855.1         -47.8
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Net premiums earned                            178.9        334.5       -46.5        420.9      706.5         -40.4
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Non-life loss ratio(14)                        74.8%        74.2%     +0.6pts        78.0%      71.7%       +6.3pts
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Non-life underwriting expense ratio(15)        17.3%        22.8%     -5.5pts        20.0%      21.2%       -1.2pts
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Non-life administration expense                28.6%         6.6%    +22.0pts         7.0%       4.2%       +2.8pts
    ratio(16)
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Non-life combined ratio(17)                   120.7%       103.6%    +17.1pts       105.0%      97.1%       +7.9pts
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Total investment results(18)                    30.8         28.8        +6.9         57.8       55.2          +4.7
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Segment income                                  32.5         22.0       +47.7         34.9       69.0         -49.4
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Retention ratio(19)                            90.4%        89.9%     +0.5pts        96.9%      93.1%       +3.8pts
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Specialty Lines
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Gross premiums written                         247.3        375.2       -34.1        401.8      723.0         -44.4
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Net premiums written                           229.5        347.2       -33.9        384.9      670.6         -42.6
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Net premiums earned                            327.3        300.3        +9.0        619.7      582.3          +6.4
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Non-life loss ratio(14)                        72.7%        91.4%    -18.7pts        82.4%      81.0%       +1.4pts
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Non-life underwriting expense ratio(15)        21.8%        20.6%     +1.2pts        21.8%      21.2%       +0.6pts
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Non-life administration expense                 5.1%         3.1%     +2.0pts         7.4%       2.9%       +4.5pts
    ratio(16)
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Non-life combined ratio                        99.6%       115.1%    -15.5pts       111.6%     105.1%       +6.5pts
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Total investment results(18)                    34.9         36.3        -3.9         65.9       69.6          -5.3
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Segment income (loss)                           41.3        -10.6        n.m.         11.7       37.4         -68.7
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Retention ratio(19)                            92.8%        92.5%     +0.3pts        95.8%      92.8%       +3.0pts
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Life & Health Reinsurance
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Gross premiums written                          59.3         70.6       -16.0        176.4      189.8          -7.1
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Net premiums written                            55.7         57.2        -2.6        169.5      168.4          +0.7
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Net premiums earned                             74.1         83.6       -11.4        155.2      151.3          +2.6
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Life & Health underwriting expense             25.4%        25.5%     -0.1pts        29.6%      22.0%       +7.6pts
    ratio (20)
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Life & Health administration expense            7.4%         7.7%     -0.3pts         4.8%       4.4%       +0.4pts
    ratio(21)
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Total investment results(18)                     6.5          5.2       +25.0         12.5        9.9         +26.3
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Segment income                                   0.3          1.9       -84.2          6.5        3.4         +91.2
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Technical result                                 1.5          4.1       -63.4          8.1        5.4         +50.0
   ---------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------
    Retention ratio(19)                            93.9%        81.0%    +12.9pts        96.1%      88.7%       +7.4pts
   ---------------------------------------------------------------------------------------------------------------------

(14) Non-life loss ratio is defined as losses and loss adjustment expenses divided by net premiums earned.
(15) Non-life underwriting expense ratio is defined as underwriting acquisition costs divided by net premiums earned.
(16) Non-life administration expense ratio is defined as other operating and administration expenses divided by net premiums written.
(17) Non-life combined ratio is defined as non-life loss ratio (to premiums earned) plus non-life underwriting expense ratio (to premiums earned) plus non-life administration expense ratio (to premiums written).
(18) Total investment results are defined as net investment income plus net realized capital gains (losses).
(19) Retention ratio is defined as net premiums written divided by gross premiums written.
(20) Life & Health underwriting expense ratio is defined as underwriting expenses divided by net premiums earned.
(21) Life & Health administration expense ratio is defined as other operating and administration expenses divided by net premiums written.


   ----------------------------------------------------------------------------------------------------------------------
     Segments                                  Three months ended       Change        Six months ended         Change
     (Unaudited)                                    June 30,                              June 30,

     In US$ million, unless noted              2005         2004         (%)          2005         2004         (%)
   ----------------------------------------------------------------------------------------------------------------------
   Run-Off
   ----------------------------------------------------------------------------------------------------------------------
   ----------------------------------------------------------------------------------------------------------------------
     Gross premiums written                       7.5        297.3        -97.5          40.9         580.0       -92.9
   ----------------------------------------------------------------------------------------------------------------------
   ----------------------------------------------------------------------------------------------------------------------
     Net premiums written                         2.4        288.7        -99.2          35.2          553.3      -93.6
   ----------------------------------------------------------------------------------------------------------------------
   ----------------------------------------------------------------------------------------------------------------------
     Net premiums earned                         32.5        291.5        -88.9         105.8         562.8       -81.2
   ----------------------------------------------------------------------------------------------------------------------
   ----------------------------------------------------------------------------------------------------------------------
     Total investment results                    14.6         18.9        -22.8          32.1          36.3       -11.6
   ----------------------------------------------------------------------------------------------------------------------
   ----------------------------------------------------------------------------------------------------------------------
     Segment income (loss)                        6.9       -289.6         n.m.           2.3         -284.2       n.m.
   ----------------------------------------------------------------------------------------------------------------------
   ----------------------------------------------------------------------------------------------------------------------

   ----------------------------------------------------------------------------------------------------------------------
   ----------------------------------------------------------------------------------------------------------------------
     Corporate Center
   ----------------------------------------------------------------------------------------------------------------------
     Other operating and administration           -11.8        -7.4         59.5         -19.0       -17.1         11.1
     expenses
   ----------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CONVERIUM HOLDING AG




                                              By:  /s/ Terry Clarke
                                                   Name:      Terry Clarke
                                                   Title:     CEO




                                              By:  /s/ Christian Felderer
                                                   Name: Christian Felderer
                                                   Title: General Legal Counsel


Date: August 12, 2005